Exhibit (a)(5)(A)

Empire state realty trust LAUNCHES PRIVATE PERPETUAL preferred stock EXCHANGE OFFER

OPERATING PARTNERSHIP UNITHOLDERS OFFERED GREATER THAN 75% INCREASE IN DISTRIBUTION, IN TAX-DEFERRED SECURITY

MANAGEMENT BELIEVES TRANSACTION CONSISTENT WITH OBJECTIVES TO DRIVE SHAREHOLDER VALUE AND INCREASE DISTRIBUTIONS

New York, New York, May 28, 2014 - Empire State Realty Trust, Inc. (NYSE: ESRT) (the "Company"), a leading real estate investment trust with office and retail properties in Manhattan and the greater New York metropolitan area, today announced that it is commencing an exchange offer for up to $250 million of the operating partnership (“OP”) units (the “Exchange Offer”) of Empire State Realty OP, L.P. (“ESRO”).

Upon completion of the Exchange Offer, all OP units tendered will be converted on a one-for-one basis into Private Perpetual Preferred Units of ESRO (the “Preferred Units”) paying $0.60 per unit per annum, giving unitholders an increase in annual distribution from their current $0.34 to $0.60, a more than 75% increase.

The transaction is only available to current OP unitholders, is not being sold to the public, and will continue the tax-deferral status unitholders achieved in ESRT’s formation transactions. The Exchange Offer is conditioned on customary conditions that are more fully described in the Exchange Offer materials, which have been filed with the Securities and Exchange Commission (the “SEC”) and sent to OP unitholders. The lead underwriters of ESRT’s initial public offering have waived certain “lock-up” restrictions to allow participation in the Exchange Offer by OP unitholders.

Anthony E. Malkin, Empire State Realty Trust’s Chairman, CEO and President, said: “Management believes this transaction is consistent with our stated objectives to drive shareholder value and increase distributions. We believe this may be a compelling alternative for certain OP unitholders who derive a significant percentage of their total income from their investment in us by offering them a materially higher current return. We are pleased to offer this unique, tax-deferred opportunity to our OP unitholders, many of whom have expressed a desire for a higher yielding security.”

The Exchange Offer will expire at midnight, New York City time, on June 26, 2014, unless extended or earlier terminated by the Company (such date and time, as the same may be modified, the “Expiration Date"). Holders who tender their OP units may withdraw them at any time prior to the Expiration Date. In addition, after the Expiration Date, holders may withdraw any OP units that were tendered but not accepted for exchange within 40 business days after the commencement of the Exchange Offer. Subject to applicable law, the Company may, in its sole and absolute discretion, amend, extend or waive conditions to, or terminate, the Exchange Offer.

The full details of the Exchange Offer, including complete instructions on how to exchange OP units, are included in the offer to exchange, the letters of transmittal and related materials. OP unitholders should read the offer to exchange and other related materials carefully because they contain important information. OP unitholders may obtain free copies of the offer to exchange and other related materials from the SEC’s website at www.sec.gov. The Company has retained MacKenzie Partners, Inc. to serve as information agent in connection with the Offer. Requests for documents and questions regarding the Exchange Offer may be directed to MacKenzie Partners, Inc. at (888) 410-7850.

This is a purely optional exchange for OP unitholders. None of ESRT, its directors, officers or employees are making a recommendation to unitholders as to whether they should tender OP units in the Exchange

Offer. Each holder of OP units must make such holder’s own investment decision regarding the Exchange Offer based upon such holder’s own assessment of the value of the OP units, individual liquidity and investment objectives, and any other factors such holder deems relevant.

The Exchange Offer is being made pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. The Exchange Offer is not being made in any jurisdiction, or to or from any person, which would make such offer or solicitation unlawful under applicable securities laws. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.

About Empire State Realty Trust

Empire State Realty Trust, Inc. (NYSE: ESRT), a leading real estate investment trust (REIT), owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area, including the Empire State Building, the world's most famous office building. Headquartered in New York, New York, the Company's office and retail portfolio covers 8.4 million rentable square feet, as of March 31, 2014, consisting of 7.7 million rentable square feet in 12 office properties, including seven in Manhattan, three in Fairfield County, Connecticut and two in Westchester County, New York; and approximately 623,000 rentable square feet in the retail portfolio. The Company also owns land at the Stamford, Connecticut Transportation Center that supports the development of an approximately 380,000 rentable square foot office building and garage and has recently exercised its options to acquire the ground lease of two additional Manhattan office properties encompassing approximately 1.5 million rentable square feet of office space and over 150,000 rentable square feet of retail space at the base of the buildings.

Forward-Looking Statements

This press release includes "forward looking statements". Forward-looking statements may be identified by the use of words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," "contemplates," "aims," "continues," "would" or "anticipates" or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: the factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, including those set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business,” and “Properties." While forward-looking statements reflect the Company's good faith beliefs, they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. For a further discussion of these and other factors that could impact the Company's future results, performance or transactions, see the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, and other risks described in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Prospective investors should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company (or to third parties making the forward-looking statements).

Contact:

MacKenzie Partners, Inc.

(888) 410-7850